UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated June 15, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: June 15, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated June 15, 2008.

Exhibit No. 1

Elbit Systems and the Israel Institute of Technology (Technion) to Establish New Vision Systems Research Centre

Elbit Systems to offer Technion researchers an advanced laboratory, research grants and guidance in unique research fields

Haifa, Israel, 15 June, 2008 - Elbit Systems Ltd. (NASDAQ: ESLT) and the Haifa-based Israel Institute of Technology (the "Technion") signed a joint research agreement in the field of vision systems. According to the agreement, Elbit Systems will award research grants during the next five years, to selected Technion researchers of the Electrical Engineering Department. These researchers will support their research using Elbit Systems' advanced Eye Tracking laboratory.

Elbit Systems recently published a call for research in vision and computer aided vision fields, directed at students and researchers from the Electrical Engineering Department of the Technion. Elbit Systems has so far received numerous research requests from both undergraduate and graduate students. The Grant Committee, which includes Elbit Systems' R&D representatives and a Technion observer, will soon determine which of the research requests will be granted. The Committee will continue to follow additional research fields suitable for the award of research grants in the coming years.

Researchers in the eye tracking field will examine, among other aspects, the human eye's capability to track objects in space, and qualify and categorize the objects perceived (3D movement, etc.). The vision researches' findings are expected to contribute to the improvement of data fusion capabilities in determining targeted objects' outlines, efficient automatic calibration in case of overlapping cameras' fields of vision, picture reconstruction and more.

"The new program we are launching and Elbit Systems' annual donation to the research in the vision systems field reflect the fruitful, reciprocal cooperation between the Technion and industry," said Yitzhak Apeloig, the Technion President. "I trust that both our students and Elbit Systems will benefit from this cooperation and soon reap its benefits. On behalf of the Technion and the

Faculty of Electrical Engineering Department, the Technion's flagship and largest department, I express my gratitude to Elbit Systems, the flagship of the Israeli industry."

"Elbit Systems is proud to be an active partner in advancing the research activity performed at the Technion, one of the most technologically advanced research institutions in the world," said Joseph Ackerman, Elbit Systems' President and CEO. "We see our constant investment in R&D a central ingredient in Elbit Systems' success so far, and vital for the maintenance of our leadership in the highly competitive global defense industry. Over the generations, many Technion graduates have joined Elbit Systems. We take pleasure in our ability to contribute and offer more Technion students the opportunity to research the fascinating field of vision systems and particularly eye tracking during their studies."

Elbit Systems is a world leader in vision systems, offering its cutting edge technology in diverse fields, such as advanced helmet mounted systems for combat aircraft, providing pilots with critical flight and mission information which is projected on-line into the pilots' helmets, without the need to turn or lower their gaze. The electromagnetic position tracking technology enables accurate detection of the pilot's head position and field of vision.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO

Dalia Rosen, Head of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail: gspr@elbit.co.il
           daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax:+972-3-607–4711 E-mail:info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.